CUSIP No. 038505103                                           Page 1 of 11 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                               Aradigm Corporation
                               -------------------
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)

                                    038505103
                                    ---------
                                 (CUSIP Number)


Kathleen K. Schoemaker                   John C. MacMurray, Esq.
Domain Associates, L.L.C.                Reboul, MacMurray, Hewitt &
One Palmer Square                        Maynard
Princeton, New Jersey 08452              45 Rockefeller Plaza
Tel. (609) 683-5656                      New York, New York  10111
                                         Tel. (212) 841-5700
----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 038505103                                           Page 2 of 11 Pages

1)   Name of Reporting Person                       Domain Public Equity
     I.R.S. Identification                          Partners, L.P.
     No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                            (a) [ ]
    if a Member of a Group                               (b) [X]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds                                      WC
-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is                                 Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                                      Delaware
-------------------------------------------------------------------------------
 Number of                   7)  Sole Voting Power
  Shares
Beneficially                     1,150,722 shares of Common Stock
 Owned by                        (includes shares issuable upon conversion
   Each                          of preferred stock and exercise of
 Reporting                       warrants)
Person With                  --------------------------------------------------
                             8)  Shared Voting Power

                                 23,909,614 shares of Common Stock
                                 (includes shares issuable upon conversion
                                 of preferred stock and exercise of
                                 warrants)
                             --------------------------------------------------
                             9)  Sole Dispositive Power

                                 1,150,722 shares of Common Stock
                                 (includes shares issuable upon conversion
                                 of preferred stock and exercise of
                                 warrants)
                             --------------------------------------------------
                             10) Shared Dispositive Power

                                 -0-
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially        23,909,614 shares of Common
    Owned by Each Reporting Person       Stock (includes shares issuable upon
                                         conversion of preferred stock and
                                         exercise of warrants)

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CUSIP No. 038505103                                           Page 3 of 11 Pages


12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
    Represented by                       56.6%
    Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting
    Person                               PN


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CUSIP No. 038505103                                           Page 4 of 11 Pages

                                  Schedule 13D
                                  ------------

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Aradigm Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3929 Point Eden Way, Hayward, CA 94545.

Item 2.  Identity and Background.
         -----------------------

          (a) The undersigned hereby files this statement on Schedule 13D on behalf of Domain Public Equity Partners, L.P., a Delaware limited partnership ("DPEP" or the "Reporting Person").

          (b)-(c) DPEP is a Delaware limited partnership. The principal business of DPEP is that of a private investment partnership. The sole general partner of DPEP is Domain Public Equity Associates, L.L.C., a Delaware limited liability company ("DPEA"), whose principal business is that of acting as the general partner of DPEP. The managing members of DPEA are Nicole Vitullo and Domain Associates L.L.C. ("DA"). DA is a Delaware limited liability company, whose principal business is that of a venture capital management company. The following individuals, who are citizens of the United States, are the managing members of DA:

          (i)   James C. Blair
          (ii)  Brian H. Dovey
          (iii) Jesse I. Treu
          (iv)  Kathleen K. Schoemaker
          (v)   Arthur J. Klausner
          (vi)  Robert J. More

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 038505103                                           Page 5 of 11 Pages


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     DPEP entered into a Securities Purchase Agreement, dated February 10, 2003 (the "Financing Purchase Agreement," a copy of which is attached hereto as Exhibit 1), with the Issuer and certain other investors whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (the "Financing Shares") and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $1.07 per share (the "Financing Warrants") to such parties for an aggregate purchase price of $15,003,988.89 (the "Financing"). Pursuant to the Financing Purchase Agreement, DPEP will purchase 797,468 shares of Common Stock and Financing Warrants to purchase up to 179,430 shares of Common Stock for an aggregate purchase price of $629,999.72. The Financing is subject to shareholder approval and certain other closing conditions.

     In connection with the Financing, DPEP and certain other shareholders of the Issuer (the "Other Shareholders") entered into a Voting Agreement, dated February 10, 2003 (the "Voting Agreement," a copy of which is attached hereto as Exhibit 2), providing, among other things, that each of DPEP and the Other Shareholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing, the Financing Purchase Agreement and that certain Warrant Repricing Agreement, dated as of February 10, 2002, by and among the Issuer and certain parties thereto (the "Warrant Repricing Agreement," a copy of which is attached hereto as Exhibit 3) providing, among other things, that the Issuer is obligated, upon the consummation of the Financing, to cancel certain warrants to purchase up to 4,016,024 shares of Common Stock, at an exercise price of $6.97 per share (including certain warrants held by DPEP), issued to certain parties and reissue new warrants to the holders thereof at a lower exercise price of $1.12 per share. As a result of the execution of the Voting Agreement, DPEP and the Other Shareholders may be considered a "group" (a "Group") for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the "Act"). See Items 4, 5 and 6 for more details regarding the Financing, the Financing Purchase Agreement, the Voting Agreement and the Warrant Repricing Agreement.

     DPEP purchased 128,000 shares (the "Open Market Shares") of Common Stock in open market transactions from May 17, 2000 to September 21, 2001 for an aggregate purchase price of $1,253,680. The source of such funds was DPEP's working capital, or funds available for investment. No part of the aggregate purchase price paid by DPEP was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Open Market.

     DPEP purchased 154,958 shares (the "Preferred Shares") of Series A Convertible Preferred Stock (the "Preferred Stock") from the Issuer in a private transaction on December 14, 2001 for a total purchase price of $3,749,983.60, which Preferred Shares are presently convertible into an aggregate of 619,832 shares of Common Stock. DPEP's working capital, or funds available for

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CUSIP No. 038505103                                           Page 6 of 11 Pages

investment, was the source of the funds for the purchase. No part of the purchase price paid by DPEP was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Shares. In connection with the purchase of the Preferred Shares, DPEP also received a warrant to purchase 402,890 shares (the "Warrant Shares") of Common Stock which warrant is presently exercisable.

     Each of the Other Shareholders is the record holder or beneficially owns the shares of capital stock of the Issuer and warrants to purchase Common Stock as follows: (i) Novo Nordisk Pharmaceuticals, Inc. beneficially owns 7,868,369 shares of Common Stock; (ii) State Street Research Aurora Fund beneficially owns 1,282,500 shares of Common Stock; (iii) State Street Research Aurora Portfolio beneficially owns 295,900 shares of Common Stock; (iv) State Street Research Health Sciences Fund beneficially owns 288,100 shares of Common Stock; (v) MPM BioEquities Master Fund LP beneficially owns 206,611 shares of Preferred Stock and 537,188 shares of Common Stock issuable upon exercise of a warrant(s) held in its name; (vi) New Enterprises Associates 10, Limited Partnership beneficially owns 2,489,585 shares of Common Stock, 1,033,057 of Preferred Stock and warrants to purchase up to 2,934,906 shares of Common Stock which warrants are immediately exercisahle; (vii) Camden Partners Strategic Fund II-A, LP beneficially owns 141,600 shares of Preferred Stock and 368,160 shares of Common Stock issuable upon exercise of a warrant(s) held in its name; (viii) Ursus Offshore Limited beneficially owns 198,900 shares of Common Stock; and (ix) Richard Thompson ("Thompson") beneficially owns 970,212 shares of Common Stock (of which 670,000 shares are represented by an option which is exercisable for 670,000 shares of Common Stock within 60 days of January 31, 2003). The shares of capital stock and the warrants and options to purchase Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the "Other Shareholders Securities." The information regarding the Other Shareholders Securities set forth above is based on the information provided by each of the Other Shareholders as to its respective holdings of capital stock of the Issuer and as set forth in Exhibit A to the Voting Agreement and upon certain information delivered by the Issuer to DPEP. As DPEP and the Other Shareholders may be considered a Group, DPEP may be deemed to beneficially own the Other Shareholders Securities. Each share of Preferred Stock held by each of the Other Shareholders is presently convertible into four shares of Common Stock. The warrants to purchase Common Stock held by the Other Shareholders are all presently exercisable.

Item 4.  Purpose of Transaction.
         ----------------------

     DPEP acquired the Open Market Shares, Preferred Shares and Warrant Shares for investment purposes. Similarly, DPEP plans to acquire certain of the Financing Shares and Financing Warrants for investment purposes. DPEP entered into the Voting Agreement and the Warrant Repricing Agreement in connection with the Financing. DPEP intends to review its investment in the Issuer and may, based on such review as well as other factors (including, among other things,

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CUSIP No. 038505103                                           Page 7 of 11 Pages

its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to DPEP and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions. DPEP reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by it. Except as set forth in this Item 4, DPEP has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DPEP does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The Financing is contingent upon certain closing conditions, including the approval of the Company's shareholders. On February 11, 2003, the Company filed a preliminary proxy statement (the "Preliminary Proxy") with the Securities and Exchange Commission pursuant to which the Company will solicit shareholder approval of the Financing. Based upon information regarding the outstanding capital stock of the Issuer as of February 11, 2003 set forth in the Preliminary Proxy and the information set forth in Exhibit A to the Voting Agreement, DPEP and the Other Shareholders, together, hold approximately 48.5% of the voting power of the currently outstanding capital stock of the Issuer. Each of DPEP and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote all shares of voting capital stock registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing. DPEP and the Other Shareholders have no further obligations to vote or otherwise act together after the closing of the Financing. The closing of the Financing is scheduled to occur promptly after the date of the special shareholders meeting and once all other conditions to closing of the Financing have been met. Upon shareholder approval and satisfaction of such other conditions, DPEP will purchase 797,468 shares of Common Stock and a warrant to purchase up to 179,430 shares of Common Stock for an aggregate purchase price of $629.999.72.

     DPEP owns 128,000 shares of Common Stock.

     DPEP owns 154,958 shares of Preferred Stock, which are presently convertible into 619,832 shares of Common Stock.

     DPEP holds warrants to purchase 402,890 shares of Common Stock, which warrants are immediately exercisable.

     DPEA, as the sole general partner of DPEP, may be deemed to beneficially own the securities owned by DPEP. Nicole Vitullo and DA, as the managing members of DPEA, may be deemed to beneficially own the securities owned by DPEP. The individual managing members of DA may also be deemed to beneficially own the securities owned by DPEP.

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CUSIP No. 038505103                                           Page 8 of 11 Pages

     If DPEP and the Other Shareholders are not deemed a Group, then DPEP may be deemed to own beneficially 3.6% of the Common Stock of the Issuer, which percentage is calculated based upon 32,180,334 shares of Common Stock reported in the Preliminary Proxy to be outstanding by the Issuer as of February 11, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

     The Other Shareholders collectively hold the Other Shareholders Securities consisting of 12,723,566 shares of Common Stock,1,381,268 shares of Preferred Stock which are presently convertible into 5,525,072 shares of Common Stock, warrants to purchase up to 3,840,254 shares of Common Stock which warrants are immediately exercisable and an option (held by Thompson) that is exercisable for 670,000 shares of Common Stock within 60 days of January 31, 2003. As a result of entering into the Voting Agreement, DPEP and the Other Shareholders may be considered a Group and thus DPEA, as the sole general partner of DPEP, Nicole Vitullo and DA, as the managing members of DPEA, and the individual managing members of DA, may be deemed to own beneficially the Other Shareholders Securities.

     DPEP may be deemed to own beneficially 56.6% of the Common Stock of the Issuer, which percentage is calculated based upon 42,215,660 shares of Common Stock reported in the Preliminary Proxy to be outstanding by the Issuer as of February 11, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act. DPEP disclaims beneficial ownership of the Other Shareholders Securities.

     (b) DPEP has sole power to vote or to direct the vote of 1,150,722 shares of Common Stock and DPEP has shared power to vote or to direct the vote of 23,909,614 shares of Common Stock (of which DPEP is the owner of 1,150,722 shares of Common Stock, including shares to be issued upon the conversion of preferred stock and the exercise of warrants). DPEP has the sole power to dispose or to direct the disposition of 1,150,722 shares of Common Stock (including shares to be issued upon the conversion of preferred stock and the exercise of warrants) and has shared power to dispose or to direct the disposition of 0 shares.

     (c) Except as set forth in Item 3 above, none of the entities or individuals identified in Item 2 above has effected any transactions in the Common Stock in the 60 days prior to the date of this statement. To the knowledge of DPEP, no Other Shareholder has effected any transaction in the Common Stock in the 60 days prior to the date of this statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Open Market Shares, the Preferred Shares or the Warrant Shares beneficially owned by DPEP. To the knowledge of the DPEP, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Other Shareholders Securities beneficially owned by any of the Other Shareholders.

     (e) Not Applicable.

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CUSIP No. 038505103                                           Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------

     In connection with the Financing, DPEP and the Other Shareholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of: (i) the Financing: (ii) the execution, delivery and performance by the Issuer of the Financing Purchase Agreement; (iii) the execution, delivery and performance by the Issuer of the Warrant Repricing Agreement; and (iv) the approval of the terms of and in favor of the other actions contemplated by the Financing Purchase Agreement and the Warrant Repricing Agreement and any action required in furtherance thereof; provided, however, that no party to the Voting Agreement shall be required to vote its shares of voting capital stock of the Issuer as provided above if the terms of the Financing, the Financing Purchase Agreement or the Warrant Repricing Agreement are materially changed or amended after February 10, 2003 and such party reasonably believes that such change or amendment is adverse to the rights or the interest of the Company or such party.

     DPEP and the Other Shareholders own, in the aggregate, approximately 48.5% of the outstanding voting capital stock of the Issuer on an as-converted basis. The holders of Preferred Stock are entitled to 4 votes per share of Preferred Stock on any matter that requires the approval of the shareholders of the Issuer, while holders of Common Stock are entitled to one vote per share of Common Stock.

     The Voting Agreement terminates on the earlier of: (i) the consummation of the Financing; (ii) the date on which the parties to the Voting Agreement terminate it by written consent of New Enterprises Associates 10, Limited Partnership and a majority in interest of the Other Shareholders; (iii) upon the termination of the Financing Purchase Agreement; and (iv) April 30, 2003.

     The Financing Purchase Agreement sets forth the terms of the Financing whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (i.e., the Financing Shares) and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $1.07 per share (i.e., the Financing Warrants) to the investor-parties thereto for an aggregate purchase price of $15,003,988.89 (i.e., the Financing). Pursuant to the Financing Purchase Agreement, DPEP will purchase 797,468 shares of Common Stock and Financing Warrants to purchase up to 179,430 shares of Common Stock for an aggregate purchase price of $629,999.72. The Issuer agreed, pursuant to the Financing Purchase Agreement, to use its best efforts to register the Financing Shares and the Common Stock issuable upon the exercise of the Financing Warrants on a Form S-3 under the Securities Act of 1933 as amended, within thirty (30) days of the closing of the Financing. The Financing is subject to shareholder approval and certain other closing conditions.

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CUSIP No. 038505103                                          Page 10 of 11 Pages

     In connection with the Financing, the Issuer and certain holders of warrants to purchase up to 4,016,024 shares of Common Stock at $6.97 per share (the "Existing Warrants") entered into the Warrant Repricing Agreement. Pursuant to the terms of the Warrant Repricing Agreement and as an inducement to the holders of the Existing Warrants to participate in the Financing, the parties to the Warrant Repricing Agreement agreed to cancel the Existing Warrants and issue in their place, on a one to one basis, new warrants to purchase shares of Common Stock (the "Repriced Warrants"). The Repriced Warrants have an exercise price of $1.12 per share and may only be exercised for cash (in contrast to the terms of the Existing Warrants that provided for a "cashless" exercise feature). DPEP is the record owner of warrants to purchase up to 402,890 shares of Common Stock that are included as part of the Existing Warrants.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Securities Purchase Agreement dated February 10, 2003.

         Exhibit 2 - Voting Agreement dated February 10, 2003.

         Exhibit 3 - Warrant Repricing Agreement dated February 10, 2003.


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CUSIP No. 038505103                                          Page 11 of 11 Pages




                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2003
                                 DOMAIN PUBLIC EQUITY PARTNERS, L.P.
                                 By: Domain Public Equity Associates,
                                 L.L.C.,  General Partner


                                 By: Domain Associates, L.L.C.



                                 By   /s/ Kathleen K. Schoemaker
                                 ----------------------------------
                                       Managing Member